SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. )

Nextdoor Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65345M108

(CUSIP Number)

An-Yen Hu

c/o Benchmark Capital

2965 Woodside Road

Woodside, California 94062

(650) 854-8180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton St., Redwood City, California 94063

(650) 463-5201

November 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP NO. 65345M108	13 D	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners VI, L.P. (“BCP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,576,081 shares*, except that Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”), the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the managing members of BCMC VI, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
41,576,081 shares*, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the managing members of BCMC VI, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	41,576,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	34.5%
14	TYPE OF REPORTING PERSON	PN

*Represents 41,576,081 shares of Class B Common Stock held directly by BCP VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,576,081 shares of Class B Common Stock held by BCP VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 9.8%.

CUSIP NO. 65345M108	13 D	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VI, L.P. (“BFF VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,600,214 shares*, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the managing members of BCMC VI, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,600,214 shares*, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the managing members of BCMC VI, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,600,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	3.2%
14	TYPE OF REPORTING PERSON	PN

*Represents 2,600,214 shares of Class B Common Stock held directly by BFF VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,600,214 shares of Class B Common Stock held by BFF VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.7%.

CUSIP NO. 65345M108	13 D	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VI-B, L.P. (“BFF VI-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,706,516 shares*, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the managing members of BCMC VI, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,706,516 shares*, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the managing members of BCMC VI, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,706,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.1%
14	TYPE OF REPORTING PERSON	PN

*Represents 1,706,516 shares of Class B Common Stock held directly by BFF VI-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,706,516 shares of Class B Common Stock held by BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.4%.

CUSIP NO. 65345M108	13 D	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,364,713 shares* of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the managing members of BCMC VI, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
50,364,713 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the managing members of BCMC VI, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	50,364,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	38.9%
14	TYPE OF REPORTING PERSON	OO

*Represents an aggregate of 50,364,713 shares of Class B Common Stock held directly by BCP VI, BFF VI and BFF VI-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.

CUSIP NO. 65345M108	13 D	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners VIII, L.P. (“BCP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,739,275 shares*, except that Benchmark Capital Management Co. VIII, L.L.C. (“BCMC VIII”), the general partner of BCP VIII, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, An-Yen Hu (“Hu”), Lasky, Chetan Puttagunta (“Puttagunta”), Spurlock, Sarah E. Tavel (“Tavel”) and Eric Vishria (“Vishria”), the managing members of BCMC VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,739,275 shares*, except that BCMC VIII, the general partner of BCP VIII, may be deemed to have sole power to dispose of these shares, and, Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Spurlock, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,739,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.2%
14	TYPE OF REPORTING PERSON	PN

*Represents 1,739,275 shares of Class B Common Stock held directly by BCP VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,739,275 shares of Class B Common Stock held by BCP VIII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.5%.

CUSIP NO. 65345M108	13 D	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VIII, L.P. (“BFF VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
276,751 shares*, except that BCMC VIII, the general partner of BFF VIII, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Spurlock, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
276,751 shares*, except that BCMC VIII, the general partner of BFF VIII, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Spurlock, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	276,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.3%
14	TYPE OF REPORTING PERSON	PN

*Represents 276,751 shares of Class B Common Stock held directly by BFF VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 276,751 shares of Class B Common Stock held by BFF VIII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.

CUSIP NO. 65345M108	13 D	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VIII -B, L.P. (“BFF VIII -B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
269,191 shares*, except that BCMC VIII, the general partner of BFF VIII-B, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Spurlock, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
269,191 shares*, except that BCMC VIII, the general partner of BFF VIII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Spurlock, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	269,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.3%
14	TYPE OF REPORTING PERSON	PN

*Represents 269,191 shares of Class B Common Stock held directly by BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 269,191 shares of Class B Common Stock held by BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.

CUSIP NO. 65345M108	13 D	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Spurlock, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Spurlock, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,285,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	OO

*Represents an aggregate of 2,285,217 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

CUSIP NO. 65345M108	13 D	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		50,364,713 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Balkanski, a managing member of BCMC VI, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		50,364,713 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Balkanski, a managing member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	50,364,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	38.9%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 50,364,713 shares of Class B Common Stock held directly by BCP VI, BFF VI and BFF VI -B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI -B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.

CUSIP NO. 65345M108	13 D	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Cohler, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Cohler, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	52,649,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	40%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 52,649,930 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 52,649,930 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.7%.

CUSIP NO. 65345M108	13 D	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		50,364,713 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Dunlevie, a managing member of BCMC VI, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		50,364,713 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Dunlevie, a managing member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	50,364,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	38.9%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 50,364,713 shares of Class B Common Stock held directly by BCP VI, BFF VI and BFF VI-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.

CUSIP NO. 65345M108	13 D	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Fenton, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Fenton, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	52,649,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	40%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 52,649,930 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 52,649,930 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.7%.

CUSIP NO. 65345M108	13 D	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Gurley, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Gurley, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	52,649,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	40%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 52,649,930 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 52,649,930 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI –B, BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.7%.

CUSIP NO. 65345M108	13 D	Page 15 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		50,364,713 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Harvey, a managing member of BCMC VI, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		50,364,713 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Harvey, a managing member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	50,364,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	38.9%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 50,364,713 shares of Class B Common Stock held directly by BCP VI, BFF VI and BFF VI-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI -B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.

CUSIP NO. 65345M108	13 D	Page 16 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) An-Yen Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Hu, a managing member of BCMC VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Hu, a managing member of BCMC VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,285,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 2,285,217 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII -B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

CUSIP NO. 65345M108	13 D	Page 17 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		50,364,713 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Kagle, a managing member of BCMC VI, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		50,364,713 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Kagle, a managing member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	50,364,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	38.9%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 50,364,713 shares of Class B Common Stock held directly by BCP VI, BFF VI and BFF VI-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.

CUSIP NO. 65345M108	13 D	Page 18 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Lasky, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Lasky, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	52,649,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	40%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 52,649,930 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 52,649,930 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.7%.

CUSIP NO. 65345M108	13 D	Page 19 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chetan Puttagunta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Puttagunta, a managing member of BCMC VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Puttagunta, a managing member of BCMC VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,285,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 2,285,217 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

CUSIP NO. 65345M108	13 D	Page 20 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. L Spurlock, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		52,649,930 shares*, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Spurlock, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	52,649,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	40%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 52,649,930 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 52,649,930 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.7%.

CUSIP NO. 65345M108	13 D	Page 21 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sarah E. Tavel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Tavel, a managing member of BCMC VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Tavel, a managing member of BCMC VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,285,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 2,285,217 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

CUSIP NO. 65345M108	13 D	Page 22 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Vishria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Vishria, a managing member of BCMC VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,285,217 shares*, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Vishria, a managing member of BCMC VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,285,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 2,285,217 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

CUSIP NO. 65345M108	13 D	Page 23 of 26 Pages

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share, of Nextdoor Holdings, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D is being filed by Benchmark Capital Partners VI, L.P., Benchmark Founders’ Fund VI, L.P., Benchmark Founders’ Fund VI-B, L.P., Benchmark Capital Partners VIII, L.P., Benchmark Founders’ Fund VIII, L.P., Benchmark Founders’ Fund VIII-B, L.P., Benchmark Capital Management Co. VI, L.L.C., Benchmark Capital Management Co. VIII, L.L.C., Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, An-Yen Hu, Robert C. Kagle, Mitchell H. Lasky, Chetan Puttagunta, Steven M. Spurlock, Sarah E. Tavel and Eric Vishria.

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 20 Taylor Street, San Francisco, California 94102.

ITEM 2.	Identity and Background. (a) Name:

This Statement is filed by Benchmark Capital Partners VI, L.P. (“BCP VI”), Benchmark Founders’ Fund VI, L.P. (“BFF VI”), Benchmark Founders’ Fund VI-B, L.P. (“BFF VI-B”), Benchmark Capital Partners VIII, L.P. (“BCP VIII”), Benchmark Founders’ Fund VIII, L.P. (“BFF VIII”), Benchmark Founders’ Fund VIII-B, L.P. (“BFF VIII-B”), Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”), Benchmark Capital Management Co. VIII, L.L.C. (“BCMC VIII”), Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter H. Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), An-Yen Hu (“Hu”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”), Chetan Puttagunta (“Puttagunta”), Steven M. Spurlock (“Spurlock”), Sarah E. Tavel (“Tavel”) and Eric Vishria (“Vishria”), each of whom is a managing member of BCMC VI and/or BCMC VIII. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BCP VI, BFF VI and BFF VI-B. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are managing members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BCP VI, BFF VI and BFF VI-B.

CUSIP NO. 65345M108	13 D	Page 24 of 26 Pages

BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BCP VIII, BFF VIII and BFF VIII-B. Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Spurlock, Tavel and Vishria are managing members of BCMC VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BCP VIII, BFF VIII and BFF VIII-B.

(b)       Residence or business address:

The address of the principal business office for each of the Reporting Persons is c/o Benchmark Capital, 2965 Woodside Road, Woodside, California, 94062.

(c)       The principal occupation of each individual who is a Reporting Person is venture capitalist. The principal business of BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B is to make investments in private and public companies. The principal business of BCMC VI is to serve as the general partner of BCP VI, BFF VI and BFF VI-B. The principal business of BCMC VIII is to serve as the general partner of BCP VIII, BFF VIII and BFF VIII-B.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Citizenship:

BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B are Delaware limited partnerships. BCMC VI and BCMC VIII are Delaware limited liability companies. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Hu, Kagle, Lasky, Puttagunta, Spurlock, Tavel and Vishria are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On November 5, 2021 (the “Closing Date”), a business combination (the “Business Combination”) was effectuated in accordance with the terms of an Agreement and Plan of Merger dated as of July 6, 2021, entered into by and among: (i) Khosla Ventures Acquisition Co. II (“KVSB”), a Delaware corporation; (ii) Lorelei Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KVSB; and (iii) Nextdoor, Inc. (“Original Nextdoor”), a Delaware corporation. As a result of the Business Combination, Original Nextdoor became a wholly owned subsidiary of KVSB and KVSB was renamed “Nextdoor Holdings, Inc.” Upon completion of the Business Combination, the Reporting Persons’ collective holdings of shares of Original Nextdoor stock converted into an aggregate of 52,649,930 shares of Class B Common Stock of the Issuer based on an exchange ratio of 3.1057 to 1.

CUSIP NO. 65345M108	13 D	Page 25 of 26 Pages

The funds used by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B to acquire the securities of Original Nextdoor were from working capital.

ITEM 4.	Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock of the Issuer and/or retain and/or sell all or a portion of the shares of Common Stock of the Issuer held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock of the Issuer held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock of the Issuer, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above and in Item 6 and any plans or proposals that may from time to time be discussed or considered by the board of directors of the Issuer, including Gurley, who is a managing member of the BCMC VI and BCMC VIII and a member of the Issuer’s board of directors, in his fiduciary capacity as a director of the Issuer, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 78,953,663 shares of Class A Common Stock and 304,003,976 shares of Class B Common Stock reported to be outstanding as of November 5, 2021, in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on November 12, 2021.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	Under certain circumstances set forth in the limited partnership agreements of BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B, the general partners and the limited partners of each, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or managing member.

(e)	Not applicable.

CUSIP NO. 65345M108	13 D	Page 26 of 26 Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to the

Securities of the Issuer.

Registration Rights Agreement

In connection with the consummation of the Business Combination, the Issuer and certain of its stockholders, including BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B (the “Benchmark Funds”) entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, these parties have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions.

The foregoing description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A: Reference to An-Yen Hu as Attorney-In-Fact

Exhibit B: Agreement regarding joint filing of Schedule 13D

Exhibit C: Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-40246), filed with the SEC on November 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
By power of attorney

BENCHMARK CAPITAL PARTNERS VIII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VIII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VIII -B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
By power of attorney

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER H. FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
CHETAN PUTTAGUNTA
STEVEN M. SPURLOCK
SARAH E. TAVEL
ERIC VISHRIA

By:	/s/ An-Yen Hu
An-Yen Hu
Attorney-in-Fact

By:	/s/ An-Yen Hu
An-Yen Hu

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

EXHIBIT INDEX

Exhibit	Description
A	Reference to An-Yen Hu as Attorney-In-Fact

B	Agreement of Joint Filing

C	Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-40246), filed with the SEC on November 12, 2021).

EXHIBIT A

BENCHMARK

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each entity listed on Schedule A attached hereto (each a “Granting Entity,” and collectively the “Granting Entities”) and each person listed on Schedule B attached hereto (each, a “Granting Equity Holder” and collectively, the “Granting Equity Holders”), hereby constitutes and appoints An-Yen E. Hu its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to act for and on behalf of such person in its own capacity and in its capacity as a manager, member, general partner or similar control person (“Control Person”) of any other Granting Entity to:

a.	execute contracts, agreements, instruments, certificates and documents that arise in the ordinary course of business on behalf of such person in its own capacity and in its capacity as a Control Person in accordance with and subject to the provisions of the relevant governing documents of such person and applicable law, including, but not limited to, stock powers, stock purchase agreements, voting agreements, co-sale agreements, investor rights agreements, management rights agreements, proxies, ballots, indemnification agreements, waivers, stockholder written consents or amendments or modifications to any of the foregoing, and documents related to opening and maintaining bank and brokerage accounts;

b.	execute, individually or jointly with any other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports or filings on Form ADV, Form D, Schedule 13D, Schedule 13G, Form 13-F, Form 13H, Form 3, Form 4, Form 5 and any applicable registration statements) that such Granting Entity or Granting Equity Holder may be required to file with any foreign or domestic regulatory authority, including, but not limited to, the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Investment Advisers Act of 1940, each as amended and with the implementing rules and regulations thereto (collectively, the “Reports”) with respect to such person’s (i) status as an officer, member or director of, or (ii) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such person;

c.	do and perform any and all acts for and on behalf of such Granting Entity or Granting Equity Holder that may be necessary or desirable to complete and execute any such Reports and timely file such forms, reports, notices and schedules with the United States Securities and Exchange Commission and any stock exchange or other domestic or foreign authority; and

d.	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Granting Entity or Granting Equity Holder, it being understood that the documents executed by such attorney-in-fact on behalf of such person, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

Each Granting Entity and Granting Equity Holder hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such person might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. Each Granting Entity and Granting Equity Holder acknowledges that no such attorney-in-fact, in serving in such capacity at the request of such person, is hereby assuming, nor is any other Granting Entity or Granting Equity Holder hereby assuming, any of such person’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934 or otherwise.

One or more additional Granting Entities or Granting Equity Holders may become a party to this Power of Attorney after the date hereof without the consent of any of the other parties hereto by executing a counterpart to this Power of Attorney. Schedule A and Schedule B shall be amended from time to time by the attorney-in-fact to reflect the addition or removal of any Granting Entity or Granting Equity Holder.

This Power of Attorney shall remain in full force and effect with respect to a Granting Entity or a Granting Equity Holder until the delivery by such Granting Entity or Granting Equity Holder to the Attorney-in-Fact at his last known business address of a written revocation, in whole or in part, of this Power of Attorney.

[Remainder of page left blank]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed effective as of July 13, 2020.

GRANTING ENTITIES

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C.

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK CAPITAL MANAGEMENT CO. VIII, L.L.C.

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK CAPITAL PARTNERS VI, L.P.
By: Benchmark Capital Management Co. VI, L.L.C.,
its general partner

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK FOUNDERS’ FUND VI, L.P.
By: Benchmark Capital Management Co. VI, L.L.C.,
its general partner

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK FOUNDERS’ FUND VI-B, L.P.
By: Benchmark Capital Management Co. VI, L.L.C.,
its general partner

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK CAPITAL PARTNERS VIII, L.P.
By: Benchmark Capital Management Co. VIII, L.L.C.,
its general partner

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK FOUNDERS’ FUND VIII, L.P.
By: Benchmark Capital Management Co. VIII, L.L.C.,
its general partner

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK FOUNDERS’ FUND VIII-B, L.P.
By: Benchmark Capital Management Co. VIII, L.L.C.,
its general partner

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

GRANTING EQUITY HOLDERS

By:	/s/ Alexandre Balkanski
Alexandre Balkanski

By:	/s/ Matthew R. Cohler
Matthew R. Cohler

By:	/s/ Bruce W. Dunlevie
Bruce W. Dunlevie

By:	/s/ Peter H. Fenton
Peter H. Fenton

By:	/s/ J. William Gurley
J. William Gurley

By:	/s/ Kevin R. Harvey
Kevin R. Harvey

By:	/s/ Robert C. Kagle
Robert C. Kagle

By:	/s/ Mitchell H. Lasky
Mitchell H. Lasky

By:	/s/ Chetan Puttagunta
Chetan Puttagunta

By:	/s/ Steven M. Spurlock
Steven M. Spurlock

By:	/s/ Sarah E. Tavel
Sarah E. Tavel

By:	/s/ Eric Vishria
Eric Vishria

SCHEDULE A

GRANTING ENTITIES

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C.

BENCHMARK CAPITAL MANAGEMENT CO. VIII, L.L.C.

BENCHMARK CAPITAL PARTNERS VI, L.P.

BENCHMARK FOUNDERS’ FUND VI, L.P.

BENCHMARK FOUNDERS’ FUND VI-B, L.P.

BENCHMARK CAPITAL PARTNERS VIII, L.P.

BENCHMARK FOUNDERS’ FUND VIII, L.P.

BENCHMARK FOUNDERS’ FUND VIII -B, L.P.

SCHEDULE B

GRANTING EQUITY HOLDERS

Alexandre Balkanski

Matthew R. Cohler

Bruce W. Dunlevie

Peter H. Fenton

J. William Gurley

Kevin R. Harvey

Robert C. Kagle

Mitchell H. Lasky

Chetan Puttagunta

Steven M. Spurlock

Sarah E. Tavel

Eric Vishria

exhibit B

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of WeWork Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

- SIGNATURES ARE ON THE FOLLOWING PAGE -

Date: November 15, 2021

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
By power of attorney

BENCHMARK CAPITAL PARTNERS VIII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VIII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VIII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
Managing Member

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER H. FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
CHETAN PUTTAGUNTA
STEVEN M. SPURLOCK
SARAH E. TAVEL
ERIC VISHRIA

By:	/s/ An-Yen Hu
An-Yen Hu
Attorney-in-Fact

By:	/s/ An-Yen Hu
An-Yen Hu

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

exhibit C

Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-40246), filed with the SEC on November 12, 2021).